CATHAY PACIFIC

RECEIVED
2008 MAY 19 A 7:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

8th May 2008

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

08002633

SUPPL

Dear Sirs/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and the Company on 7th May 2008.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

PROCESSED
MAY 21 2008
THOMSON REUTERS

FL/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

RECEIVED

2008 MAY 19 A 7:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 00293)

Annual General Meeting held on 7th May 2008 - Poll Results

Following are the poll results in respect of the resolutions proposed at the Annual General Meeting of Cathay Pacific Airways Limited held on 7th May 2008 ("the AGM"):

	Resolutions	No. of Votes (%) For	No. of Votes (%) Against
1.	To declare a final dividend.	3,302,936,824 (100%)	0 (0%)
2.(a)	To re-elect Martin CUBBON as a Director.	3,078,335,860 (96.6080%)	108,081,964 (3.3920%)
2.(b)	To re-elect James Wyndham John HUGHES-HALLETT as a Director.	3,183,328,340 (99.9030%)	3,090,484 (0.0970%)
2.(c)	To elect John Robert SLOSAR as a Director.	3,078,387,110 (96.6097%)	108,030,714 (3.3903%)
3.	To reappoint KPMG as auditors and to authorise the Directors to fix their remuneration.	3,185,760,607 (96.4524%)	117,176,217 (3.5476%)
4.	To grant a general mandate for share repurchase.	3,302,734,824 (99.9939%)	200,000 (0.0061%)
5.	To grant a general mandate to the Directors to issue and dispose of additional shares in the Company.	3,072,158,330 (93.0130%)	230,777,494 (6.9870%)

As more than 50% of the votes were cast in favour of each resolution, all the resolutions were passed as ordinary resolutions.

Notes

(1) The total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM: 3,931,958,172 shares. Every member present in person or by proxy has one vote for every share of which he is the holder. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

(2) The total number of shares entitling the holder to attend and vote only against any of the resolutions at the AGM was nil.

(3) Computershare Hong Kong Investor Services Limited, registrars of the Company, acted as scrutineer for the vote-taking at the AGM.

(4) The Directors of the Company as at the date of this announcement are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;

Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

For and on behalf of
Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 7th May 2008

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

9th May 2008

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the Company's resolutions passed at the Annual General Meeting held on 7th May 2008 for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

FL/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

ORDINARY RESOLUTIONS

OF

CATHAY PACIFIC AIRWAYS LIMITED

Passed on 7th May 2008

At the Annual General Meeting of the Shareholders of the Company duly convened and held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Wednesday, 7th May 2008, the following resolutions were passed:

Ordinary Resolutions:

4. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

(b) the aggregate nominal amount of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

references to "shares" include securities which carry a right to subscribe for or purchase shares.

5. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of 20 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution provided that the aggregate nominal amount of the shares so allotted (or so agreed conditionally or unconditionally to be allotted) pursuant to this Resolution wholly for cash shall not exceed 5 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

C.D. Pratt
Chairman

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

9th May 2008

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith copies of the Company's announcements published on the websites of Hong Kong Exchanges and Clearing Limited and the Company on 8th May 2008.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

FL/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Change of Director

The Board of Directors (the "Board") of Cathay Pacific Airways Limited (the "Company") announces that, with effect from the close of the Annual General Meeting of the Company held on 7th May 2008:

(1) Mr. LI Jiaxiang has resigned as a Non-Executive Director and Deputy Chairman of the Board of the Company; and

(2) Mr. KONG Dong has been appointed as a Non-Executive Director and elected Deputy Chairman of the Board of the Company.

Mr. LI Jiaxiang has confirmed that he is not aware of any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. He has also confirmed that his resignation is due to his transfer to the Ministry of Communications from Air China Limited, which is a substantial shareholder of the Company and of which he was Chairman of the Board until 2nd January 2008, and that he is not aware of any disagreement with the Board of the Company. The Board would like to express its gratitude to Mr. LI Jiaxiang for his outstanding contributions and wise counsel during the past two years since his appointment as a Director of the Company on 23rd October 2006 and offers its best wishes to him.

Mr. KONG Dong, aged 59, graduated from Jiangxi Technology University majoring in mechanical engineering and is a senior economist. Mr. Kong was Deputy General Manager of China Ocean Helicopter Company, General Manager of Shenzhen Airport Group, Director-General in charge of the expansion project of the Beijing Capital International Airport, General Manager of China National Aviation Corporation and President of China National Aviation Company Limited, and Vice Chairman and President of China National Aviation Corporation (Group) Limited. After the restructuring of China's civil aviation industry in October 2002, he joined China National Aviation Holding Company as Deputy General Manager. After the establishment of Air China Limited in September 2004, Mr. Kong was appointed Vice Chairman and Non-Executive Director of Air China Limited. Mr. Kong was appointed General Manager of China National Aviation Holding Company and Chairman of the Board of Air China Limited in April 2008.

In accordance with the Company's Articles of Association, Mr. KONG Dong will hold office until the annual general meeting to be held in 2009 and will then be eligible for election; thereafter he will retire at the third annual general meeting following his election by ordinary resolution and will be eligible for re-election. Mr. Kong has entered into a letter of appointment, which constitutes a service contract, with the Company for a term of one year until the annual general meeting to be held in 2009, which will be renewed for a

term of three years upon each election/re-election. Mr. Kong is entitled to receive a director's fee amounting to HK$500,000 per annum at present from the Company.

Air China is a substantial shareholder of the Company. Apart from this, Mr. Kong has no relationship with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Kong does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares or underlying shares of the Company.

Save as disclosed above, there is no other information relating to Mr. Kong to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Kong Dong, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 8th May 2008

CATHAY PACIFIC

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 293)

Date of Board Meeting

This is to announce that a meeting of the Board of Directors of Cathay Pacific Airways Limited (the "Company") will be held at 11:00 a.m. on Wednesday, 6th August 2008 at the registered office of the Company, for the purpose of, among other matters, announcing the interim results and declaring an interim dividend for the six months ended 30th June 2008.

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Kong Dong, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

For and on behalf of
Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 8th May 2008

END